MAG SILVER CORP.

Officer’s Certificate pursuant to Section 2.20 of National Instrument 54-101
Communication with Beneficial Owners of Securities of a Reporting Issuer

TO:

Canadian Securities Regulatory Authorities

RE:

Annual General and Special Meeting of Shareholders of MAG Silver Corp. (the “Company”) to be held on June 22, 2010 (the “Meeting”)

In connection with the Meeting, the undersigned, being an officer of the Company, hereby certifies for and on behalf of the Company and not in her personal capacity, that:

(a)

the Company made arrangements to have proxy-related materials for the Meeting sent in compliance with National Instrument 54-101 (“NI 54-101”) to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)

the Company made arrangements to have carried out all of the requirements of NI 54-101 in addition to those described in paragraph (a) above; and

(c)

the Company is relying upon section 2.20 of NI 54-101 to abridge the time periods prescribed by sections 2.2(1) and 2.5(1) of NI 54-101 applicable to the Meeting.

DATED June 15, 2010.

MAG SILVER CORP.

/s/ “Jody Harris”

Name:  Jody Harris

Office: Corporate Secretary